                                                   Form Type 424(b)(2) and (c)
                                                   File No. 33-63495


                            INFORMATION CONTAINED
                HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                             SUBJECT TO COMPLETION
                                JANUARY 29, 1996

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 29, 1996)

$200,000,000

WILLIAMS HOLDINGS OF DELAWARE, INC.
    % SENIOR DEBENTURES DUE 2006

The     % Senior Debentures due 2006 (the "Debentures") will mature on February
  , 2006. Interest on the Debentures is payable on           and           of
each year, commencing             , 1996. The Debentures may be redeemed at the
option of Williams Holdings of Delaware, Inc. (the "Company") at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to
the date of redemption on a semiannual basis at the Treasury Rate plus   basis
points, plus in each case accrued interest thereon to the date of redemption. The Debentures do not provide for any sinking fund.

The Debentures offered hereby will be represented by one or more Global Securities representing Book-Entry Securities and will be registered in the name of Cede & Co., the nominee of The Depository Trust Company, which will act as Depositary. Beneficial interest in Book-Entry Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus under "Description of Debt Securities -- Registered Global Securities," Debentures in certificated form will not be issued in exchange for the Global Securities. Settlement for the Debentures will be made in immediately available funds. The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Debentures -- Same Day Funds Settlement System and Payment" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
                                              PRICE TO           UNDERWRITING       PROCEEDS TO
                                              PUBLIC(1)           DISCOUNT(2)      COMPANY(1)(3)
Per Note...............................            %                     %               %
Total.................................. $                    $                    $
------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February   , 1996 to date of delivery.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933.
(3) Before deduction of expenses payable by the Company estimated at $430,000.

The Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Debentures will be made in book-entry form
through the facilities of The Depository Trust Company on or about February   ,
1996.

SALOMON BROTHERS INC
                           CITICORP SECURITIES, INC.
                                                               SMITH BARNEY INC.
The date of this Prospectus Supplement is                , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                                  THE COMPANY
OVERVIEW

     Williams Holdings of Delaware, Inc., incorporated under the laws of the State of Delaware in July 1994, is a wholly-owned subsidiary of The Williams Companies, Inc. ("Williams"). Williams established the Company to be a holding company for its assets other than its interstate natural gas pipelines and related assets. Virtually all of the Company's assets have been transferred to the Company by Williams since January 1, 1995, and were previously operated by subsidiaries of Williams.

     The Company owns all of the capital stock of four entities in the energy industry and two entities in the telecommunications industry. The Company's energy subsidiaries are engaged in natural gas gathering, processing and production, the transportation of petroleum products, natural gas trading activities, natural gas liquids marketing and provides a variety of other products and services to the energy industry. The Company's telecommunications subsidiaries offer data, voice and video-related products and services and customer premise equipment nationwide. The Company also has certain other equity investments.

     As indicated, substantially all of the Company's operations are conducted through subsidiaries. Williams performs management, legal, financial, tax, consultative, administrative and other services for the Company and its subsidiaries. The Company's principal sources of cash will be from external financings, dividends and advances from its subsidiaries, advances from Williams, investments and interest payments from subsidiaries and Williams on cash advances. The amount of dividends available to the Company from subsidiaries largely depends on each subsidiary's earnings and capital requirements. Certain subsidiaries' debt instruments with outside lenders limit the amount of dividend payments and advances to the Company.

WILLIAMS FIELD SERVICES GROUP, INC. (WILLIAMS FIELD SERVICES)

     Williams Field Services, through subsidiaries, owns and/or operates both regulated and nonregulated natural gas gathering and processing facilities and owns and operates natural gas leasehold properties. In 1994 and 1993, gathering and processing activities represented 89 percent and 88 percent, respectively, of Williams Field Services' operating profit. Natural gas production represented the balance.

     Williams Field Services, through subsidiaries, owns and operates natural gas gathering and processing facilities located in the San Juan Basin in northwestern New Mexico and southwestern Colorado, southwestern Wyoming, and the Rocky Mountains of Utah and Colorado. Williams Field Services, through subsidiaries, also operates natural gas gathering and processing facilities located in the Texas Panhandle and the Hugoton Basin in northwest Oklahoma and southwest Kansas which are owned by Williams Natural Gas, an affiliated company, but which are the subject of applications for orders permitting abandonment so the facilities can be transferred to Williams Field Services. Gathering services provided include the gathering of gas and the treating of coal seam gas. The operating information below includes operations attributed to the facilities when they were owned and operated by affiliated entities but do not include operations for facilities currently owned by Williams Natural Gas but operated by Williams Field Services.

     Williams Field Services' facilities consist of approximately 4,000 miles of gathering pipelines, three gas treating plants and ten gas processing plants (one of which is 13 percent owned and one of which is 66 percent owned) which have an aggregate daily inlet capacity of 2.3 Bcf of gas. Gathering and processing customers have direct access to interstate pipelines, including affiliated pipelines, which provide access to multiple markets.

     During 1994, Williams Field Services gathered natural gas for 117 customers. The two largest gathering customers accounted for approximately 27 percent and 13 percent, respectively, of total gathered volumes. During 1994, natural gas was processed for a total of 108 customers. The three largest customers accounted for approximately 22 percent, 14 percent and 12 percent, respectively, of total processed volumes. No other customer accounted for more than 10 percent of gathered or processed volumes. Williams Field Services' gathering and processing agreements with large customers are generally long-term agreements with various expiration dates. These long-term agreements account for the majority of the gas gathered and processed by Williams Field Services.

     Liquids extracted at the processing plants are ethane, propane, butane and natural gasoline. Liquid products retained by Williams Field Services are marketed by an affiliate for a fee. During 1994, liquid products were sold to a total of 20 customers under short-term contracts. The three largest customers accounted for approximately 33 percent, 13 percent and 10 percent, respectively, of total liquid products volumes sold. No other customer accounted for more than 10 percent of volumes sold.

     Operating Statistics. The following table summarizes gathering, processing and natural gas liquid volumes for the periods indicated:

                                                                  1994     1993     1992
                                                                  ----     ----     ----
        Gas volumes (TBtu, except where noted):
          Gathering............................................   679      588      471
          Processing...........................................   392      323 *    283 *
          Natural gas liquid sales (millions of gallons).......   281      295      278

---------------

* Restated to exclude treating volumes.

     Williams Field Services, through a subsidiary, owns and operates producing gas leasehold properties in the San Juan Basin.

     Gas Reserves. As of December 31, 1994, 1993 and 1992, Williams Field Services had proved developed natural gas reserves of 269 Bcf, 229 Bcf and 352 Bcf, respectively, and proved undeveloped reserves of 220 Bcf, 319 Bcf and 287 Bcf, respectively. As discussed below, Williams Field Services conveyed gas reserves to the Williams Coal Seam Gas Royalty Trust in 1993. No major discovery or other favorable or adverse event has caused a significant change in estimated gas reserves since year end.

     Customers and Operations. As of December 31, 1994, the gross and net developed leasehold acres owned by Williams Field Services totaled 228,863 and 98,716, respectively, and the gross and net undeveloped acres owned were 29,369 and 13,669, respectively. As of such date, Williams Field Services owned interests in 2,682 gross producing wells (369 net) on its leasehold lands. The following table summarizes drilling activity for the periods indicated:

                                                                          DEVELOPMENT
                                                                        ---------------
        COMPLETED                                                       GROSS      NET
         DURING                                                         WELLS     WELLS
        ---------                                                       -----     -----
          1994.......................................................     66        19
          1993.......................................................     39         5
          1992.......................................................     95        11

     The majority of Williams Field Services' gas production is currently being sold in the spot market at market prices. Total net production sold during 1994, 1993 and 1992 was 22.6 TBtu, 16.3 TBtu and 23.4 TBtu, respectively. The average production costs per MMBtu of gas produced were $.14, $.17 and $.17 in 1994, 1993 and 1992, respectively. The average sales price per MMBtu was $1.21, $1.44 and $1.14, respectively, for the same periods.

WILLIAMS ENERGY SERVICES COMPANY (WESCO)

     WESCO, through subsidiaries, offers a full range of products and services to energy markets throughout North America. WESCO's core business includes natural gas trading activities, energy-related risk management products and services and computer-based information products. WESCO was incorporated in 1993.

  NATURAL GAS TRADING

     WESCO includes certain natural gas trading operations formerly conducted by Transco as well as third party trading activities managed by an affiliate. WESCO trades natural gas throughout North America, primarily serving local distribution company markets in the eastern and midwestern United States. The Operating Statistics presented below represent only previously existing Williams' financial trading services coupled with third party trading services provided by an affiliate and do not include operations previously conducted by Transco.

     WESCO serves a customer base of approximately 800 companies across its natural gas trading operations, with the majority of revenues derived from sales to approximately 75 local distribution companies under long-term contracts extending through the year 2002 with variable volume commitments. The balance of revenues arises from sales to end users under one- to two-year renewable terms, coupled with sales to other gas marketers and traders occurring under spot, or short-term agreements. No single customer accounts for more than 10 percent of natural gas sales volumes. WESCO's gas trading activities are conducted on both interstate and intrastate pipelines, with most sales activity coordinated with transportation along pipeline systems owned by Williams.

  FINANCIAL TRADING SERVICES

     WESCO offers financial instruments and derivatives to producers and consumers of energy as well as to financial entities participating in energy price-risk management. WESCO also enters into energy-related financial instruments to hedge against market price fluctuations associated with inventory positions as well as natural gas sales and purchase commitments. The customer base for these activities is comprised of other gas marketing companies, energy-based entities and brokerages trading in energy commodities.

  INFORMATION PRODUCTS

     WESCO markets various computer-based trading and trader-match services including Chalkboard, an electronic trader-match system for buyers and sellers of liquid fuels, crude oil and refined products; Streamline, a physical cash forward gas trading system located at five major U.S. hubs; and Capacity Central, a natural gas pipeline capacity information system. These products are utilized primarily by a customer base of approximately 181 energy-based companies under short term service commitments. The information products architecture was developed in 1993 and introduced to the marketplace in 1994. These activities have not been profitable to date as costs of establishing marketing liquidity and product usage still outpace the returns from this developing market. Development efforts are also underway for a computer-based electricity trader-match system.

     Effective January 1, 1996, Streamline and Capacity Central were contributed to a limited liability company along with the energy-related information services of Panhandle Eastern Corporation's PanEnergy subsidiary. The new entity is owned equally by WESCO and PanEnergy.

  OPERATING STATISTICS (DOLLARS IN MILLIONS, VOLUMES IN TBTU)

                                                                     1994      1993      1992
                                                                     ----      ----      ----
Operating profit (loss)............................................  $  .5     $ 7.9     $(2.6)
Natural gas sales volumes (physical)...............................  145.3     151.5     223.9

  PRODUCER SERVICES

     WESCO entered into a $100 million production payment credit facility with NationsBank in August 1995, enabling joint participation with producers in oil and gas reserve acquisitions, development and monetization. In addition, the available production volumes outside of the facility are marketed by WESCO. Transactions totaling $7.3 million have been consummated under the facility since its establishment.

WILLIAMS PIPE LINE COMPANY (WILLIAMS PIPE LINE)

     Williams Pipe Line operates a petroleum products pipeline system which covers an eleven-state area extending from Oklahoma in the south to North Dakota and Minnesota in the north and Illinois in the east. The system is operated as a common carrier offering transportation and terminalling services on a nondiscriminatory basis under published tariffs. The system transports crude oil and products, including gasolines, distillates, aviation fuels and LP-gases.

     On September 30, 1994, Williams Pipe Line acquired 114 miles of pipeline in Kansas, Missouri and Illinois from ARCO Pipe Line Company. In a related transaction, Williams Pipe Line added a new offline delivery connection to serve markets in northern Missouri and southern Iowa.

  SHIPPERS AND PIPELINE SYSTEM

     At December 31, 1994, the system traversed approximately 7,000 miles of right-of-way and included over 9,200 miles of pipeline in various sizes up to 16 inches in diameter. The system includes 81 pumping stations, 23 million barrels of storage capacity and 47 delivery terminals. The terminals are equipped to deliver refined products into tank trucks and tank cars. The maximum number of barrels which the system can transport per day depends upon the operating balance achieved at a given time between various segments of the system. Since the balance is dependent upon the mix of products to be shipped and the demand levels at the various delivery points, the exact capacity of the system cannot be stated.

     The operating statistics set forth below relate to the system's operations for the periods indicated:

                                                            1994         1993         1992
                                                          --------     --------     --------
    Shipments (thousands of barrels):
      Refined products:
         Gasolines......................................   120,682      109,841       92,643
         Distillates....................................    61,129       51,508       45,920
         Aviation fuels.................................     9,523       11,123       11,180
      LP-Gases..........................................    10,849        9,778       11,362
      Crude oil.........................................     1,062        3,388        4,481
                                                           -------      -------      -------
              Total shipments...........................   203,245      185,638      165,586
                                                           =======      =======      =======
      Daily average (thousands of barrels)..............       557          509          454
      Average haul (miles)..............................       284          279          295
      Barrel miles (millions)...........................    57,631       51,821       48,825
    Revenues (millions):
      Transportation....................................   $ 168.0      $ 153.0      $ 137.7
      Nontransportation.................................      41.7         26.3         10.8
                                                           -------      -------      -------
              Total revenues............................   $ 209.7      $ 179.3      $ 148.5
                                                           =======      =======      =======
      Average transportation revenue per barrel.........      $.83         $.82         $.83

     On December 1, 1993, Williams Pipe Line acquired a 300-mile pipeline, two loading terminals and related storage from Sun Pipe Line Company. The pipeline connects to Williams Pipe Line's systems in Oklahoma and adds a portion of Arkansas to its market. Volumes originating on this system accounted for approximately 10 percent of the shipments and transportation revenues in 1994.

     In 1994, 75 shippers transported volumes through the system. The seven largest shippers accounted for 55 percent of transportation revenues. The highest revenue-producing shipper accounted for approximately 11 percent of transportation revenues in 1994. Nontransportation activities accounted for 20 percent of total revenues in 1994. The increase in nontransportation revenues is primarily due to expanded gas liquids and fractionator operations.

     As of December 31, 1994, Williams Pipe Line was directly connected to, and received products from, 11 operating refineries reported to have an aggregate crude oil refining capacity of approximately 888,000 barrels per day. Eight of these refineries are located in Kansas and Oklahoma, two in Minnesota and one in Wisconsin. The system also received products through connecting pipelines from other refineries located in Illinois, Indiana, Kansas, Louisiana, Montana, North Dakota, Oklahoma and Texas. Crude oil is received through connections in Kansas and Oklahoma. The refineries, which are connected directly or indirectly to the system, have access to a broad range of crude oil producing areas, including foreign sources. LP-gases are transported from gas producing and storage areas in central Kansas through connecting pipelines in Iowa, Kansas, Missouri and Illinois. In addition to making deliveries to company-owned terminals, the system delivers products to third-party terminals and connecting pipelines.

     The refining industry continues to be affected by environmental regulations and changing crude supply patterns. The industry's response to environmental regulations and changing supply patterns will directly affect volumes and products shipped on the Williams Pipe Line system. EPA regulations, driven by the Clean Air Act, require refiners to change the composition of fuel manufactured. A pipeline's ability to respond to the effects of regulation and changing supply patterns will determine its ability to maintain and capture new market shares. Williams Pipe Line has successfully responded to changes in diesel fuel composition and product supply and has adapted to new gasoline additive requirements. Reformulated gasoline regulations have not yet significantly affected Williams Pipe Line. Williams Pipe Line will continue to position itself to respond to changing regulations and supply patterns, but it is not possible to predict how future changes in the marketplace will affect Williams Pipe Line's market areas.

WILLIAMS ENERGY VENTURES, INC. (WILLIAMS ENERGY VENTURES)

     Another subsidiary of the Company, Williams Energy Ventures, is combined for financial reporting purposes with Williams Pipe Line. Williams Energy Ventures is engaged in the manufacturing and marketing of petroleum products and oxygenates. Williams Energy Ventures also owns an approximate 70 percent interest in a 25 million gallon per year ethanol plant in Nebraska that began operations in November 1995. Williams Energy Ventures operates the facility and markets the fuel ethanol output. In addition, on August 1, 1995, Williams Energy Ventures purchased Pekin Energy Company in Pekin, Illinois for $167 million. The Pekin Energy facility produces 100 million gallons annually of fuel-grade and industrial ethanol and various coproducts.

WILLIAMS TELECOMMUNICATIONS SYSTEMS, INC. (WILTEL)

     WilTel provides data, voice and video communications products and services to a wide variety of customers nationally. WilTel is strategically positioned in the marketplace with more than 100 sales and service locations throughout the United States, over 2,700 employees and over 1,300 stocked service vehicles. WilTel employs more than 1,300 technicians and more than 400 sales representatives and sales support personnel to serve an estimated 30,000 commercial, governmental and institutional customers. WilTel's customer base ranges from Fortune 500 corporations and the Federal Government to small privately-owned entities.

     WilTel offers its customers a full array of network interconnect products including digital key systems (generally designed for voice applications with fewer than 100 lines), private branch exchange (PBX) systems (generally designed for voice applications with greater than 100 lines), voice processing systems, interactive voice response systems, automatic call distribution applications, call accounting systems, network monitoring and management systems, desktop video, routers, channel banks, intelli-gent hubs and cabling for all voice and data applications. WilTel's services also include the design, configuration and installation of voice and data networks and the management of customers' telecommunications operations and facilities. In addition, WilTel possesses multicustomer service capabilities, including three specialized functions that provide customers with on-line order entry and trouble reporting services, advanced technical assistance and training. Other service capabilities include Local Area Network and PBX remote monitoring and toll fraud detection.

     In 1994, WilTel derived approximately 67 percent of its revenues from its existing customer base and approximately 33 percent from the sale of new telecommunications systems. The distribution of revenues for the periods indicated are shown in the following table:

                                                                 1994     1993     1992
                                                                 ----     ----     ----
        REVENUES:
        New System Sales......................................    33%      39%      41%
        System Modifications..................................    36%      30%      28%
        Maintenance...........................................    24%      23%      25%
        Other.................................................     7%       8%       6%

     The 1994 decrease in the percentage of revenue derived from the sale of new telecommunications systems was attributed to the March 1994, acquisition of BellSouth's customer premise equipment sales and service operations in 29 states outside of BellSouth's local operating region in the nine southeastern most states, and the October 1994, acquisition of Jackson Voice Data, a New York City-based customer premise equipment company. The acquired companies generated the vast majority of their revenue from their existing customer bases. The acquisition of these businesses has allowed WilTel to capitalize on its existing infrastructure, strengthen its national market presence and geographic customer density and has provided more diversity in product offerings.

     Although the percentage of revenue attributable to new system sales continues to decline relative to total revenue, year end revenue backlog continues to increase. Estimated year end revenue backlog balances, comprised of new system sales and major system upgrades, were as follows: $92 million in 1994, $52 million in 1993 and $39 million in 1992.

     The total number of ports maintained and served by WilTel at the end of 1994 increased to 4.1 million. The bulk of the increase from prior years is attributable to the acquisitions of the BellSouth and Jackson Voice Data customer bases. The two acquisitions contributed in excess of 1.0 million ports to the total WilTel count. A port is defined as an electronic address resident in a customer's PBX or key system that supports a station, trunk or data port. The year end port counts were as follows: 4.1 million in 1994, 2.7 million in 1993 and 2.6 million in 1992.

     WilTel's three largest suppliers accounted for 91 percent of equipment sold in 1994. A single manufacturer supplied 80 percent of all equipment sold. In this case, WilTel is the largest distributor of certain of this company's products. About 70 percent of WilTel's active customer base consists of this manufacturer's products. The distribution agreement with this supplier is scheduled to expire in 1997. This agreement is expected to be renewed upon expiration. Management believes there is minimal risk as to the availability of product from suppliers.

THE WILTECH GROUP, INC. (WILTECH)

     WilTech, through subsidiaries, seeks to develop growth opportunities in the telecommunications and technology industries. WilTech currently conducts its business through two principal operating subsidiaries, Vyvx, Inc. and Williams Knowledge Systems, Inc. In November 1995, WilTech acquired a 22 percent interest in ITC, A Worldwide Telecommunications Company. The investment is expected to expand WilTech's offerings in the videoconferencing, teleconferencing and enhanced fax services markets. The total cost of the ITC investment, together with the ICG Wireless and NUS Training acquisitions discussed below, is approximately $50 million.

  VYVX, INC. (VYVX)

     Vyvx offers private line fiber-optic television transmission services nationwide. It provides private line broadcast-quality, fiber-optic television transmission services as an alternative to satellite and microwave television transmissions. Vyvx primarily provides backhaul transmission of news and other programming between two or more customer locations. For example, the Vyvx network is used for the broadcast coverage of major professional sporting events. Vyvx's customers include all of the major broadcast and cable networks. Vyvx also provides videoconferencing/business television services.

     Vyvx has announced the acquisition of four teleports (including satellite earth station facilities) from ICG Wireless Services. The teleports are located in Atlanta, Denver, Los Angeles and New York (Carteret, N.J.). The acquisition will enable Vyvx to provide both fiber-optic backhaul and satellite distribution services. The acquisition, which is subject to certain conditions, including the receipt of regulatory approvals, is expected to close in the first quarter of 1996.

     Regulatory Matters. Vyvx is subject to FCC regulations as a common carrier with regard to certain of its existing and future transmission services and is subject to the laws of certain states governing public utilities. Operation of to-be acquired satellite earth stations and certain other related transmission facilities are also subject to FCC licensing and other regulations. These regulations do not have a significant impact on Vyvx's operations.

     Competition. Competition for Vyvx's fiber-optic television transmission operations is derived primarily from companies offering video transmission services by means of satellite facilities and to a lesser degree from companies offering transmission services via microwave facilities or fiber-optic cable.

     Pending telecommunications reform legislation passed by both Houses of Congress would increase competition in the long distance market by significantly liberalizing current restrictions on market entry. In particular, Regional Bell Operating Companies would be permitted to provide long distance services, including, but not limited to, video transmission services, subject to certain restrictions and conditions precedent. Moreover, public utilities would be permitted to provide telecommunications services, including long distance services, through separate subsidiaries. Whether and to what extent this reform legislation will be enacted, and any impact it may have on Vyvx, cannot be predicted at this time.

     Ownership of Property. Vyvx's fiber-optic transmission facilities are owned in part and leased in part. Vyvx carries signals by means of its own fiber-optic facilities, as well as carrying signals over fiber-optic facilities leased from third party interexchange carriers and the various local exchange carriers.

     Environmental Matters. Vyvx is subject to federal, state and local laws and regulations relating to the environmental aspects of its business. Management believes that Vyvx's operations are in substantial compliance with existing environmental legal requirements. Management expects that compliance with such existing environmental legal requirements will not have a material adverse effect on the capital expenditures, earnings and competitive position of Vyvx.

  WILLIAMS KNOWLEDGE SYSTEMS, INC. (WILLIAMS KNOWLEDGE SYSTEMS)

     Williams Knowledge Systems provides computer-based operator training primarily to the energy industry. Williams Knowledge Systems has licensing agreements with over 150 customers in the oil and gas pipeline, terminal and trucking industries.

     In October 1995, Williams Knowledge Systems acquired NUS Training Corporation. This acquisition gives Williams Knowledge Systems a large library of video-based and multimedia training products for the chemical, refining and utility industries plus an expanded customer base and sales force.

                              RECENT DEVELOPMENTS

     On January 18, 1995, Williams acquired 60 percent of Transco Energy Company ("Transco"), in a cash tender offer. The remaining 40 percent of Transco's stock was acquired through a merger, effective May 1, 1995. Also effective May 1, 1995, Williams transferred to the Company certain natural gas gathering, processing and marketing assets, as well as certain other assets, previously owned by Transco.

     The Company is in the process of selling or liquidating certain assets received from Transco. The largest of these assets, Transco Coal Company, was sold in June 1995 for $65 million in cash and up to $23 million in preferred stock of the purchaser. Sales of the remaining noncore companies or assets are not expected to result in material proceeds to the Company.

     In the third quarter of 1994, the Company entered into an agreement with LDDS Communications, Inc. to sell its telecommunications network services operations for $2.5 billion in cash. On January 5, 1995, the Company closed the transaction. The gain from the sale was reported as discontinued operations in the 1995 first quarter financial statements. See Note 2 of the Notes to Audited Consolidated Financial Statements of the Company.

                                USE OF PROCEEDS

     The Company intends to apply the net proceeds from the sale of the Debentures to repay borrowings incurred since September 30, 1995 of approximately $150 million on the Company's revolving credit facility, with the remainder available for general corporate purposes, including capital expenditures of the Company. The proceeds from such revolving credit facility were used for capital expenditures of the Company.

                                 CAPITALIZATION

     The following table sets forth the consolidated debt and stockholder's equity of the Company at September 30, 1995, and as adjusted to give effect to the issuance of debt securities under this Prospectus Supplement and the accompanying Prospectus. The financial data at September 30, 1995, in the following table are derived from the Company's consolidated financial statements at September 30, 1995, included in the Company's Form 10/A Amendment No. 2, which is incorporated herein by reference. See "Incorporation by Reference" in the Prospectus.

                                                                      SEPTEMBER 30, 1995
                                                                  --------------------------
                                                                  HISTORICAL     AS ADJUSTED
                                                                  ----------     -----------
                                                                        (IN MILLIONS)
    Short-term debt:
      Long-term debt due within one year........................    $   12.8       $   12.8
                                                                    ========       ========
    Long-term debt:
      Debentures................................................          --          200.0
      Affiliates................................................         1.0            1.0
      Other.....................................................       124.0          124.0
                                                                    --------       --------
              Total long-term debt..............................       125.0          325.0
                                                                    --------       --------
    Stockholder's equity:
      Common stock..............................................          --             --
      Capital in excess of par value............................     1,683.4        1,683.4
      Retained earnings.........................................       413.5          413.5
      Net unrealized gain on non-current marketable
         securities.............................................        37.6           37.6
                                                                    --------       --------
              Total stockholder's equity........................     2,134.5        2,134.5
                                                                    --------       --------
              Total capitalization..............................    $2,259.5       $2,459.5
                                                                    ========       ========

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby (referred to in the accompanying Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

     The Debentures will be issued under the Senior Debt Indenture and will be limited to $200,000,000 aggregate principal amount. The Debentures will bear interest at the rate per annum shown on the cover of this Prospectus Supplement
from February   , 1996 or from the most recent Interest Payment Date to which
Interest has been paid or provided for, payable semiannually on
and                of each year, commencing                1996, to the person
in whose name a Debenture (or any predecessor Debenture) is registered at the
close of business on the                or                , as the case may be,
next preceding such Interest Payment Date. The Debentures will mature on
February   , 2006.

     The Debentures will not be subject to any sinking fund.

     The Debentures will constitute senior debt of the Company and will rank equally and pari passu with all other unsecured and unsubordinated debt of the Company.

OPTIONAL REDEMPTION

     The Debentures will be redeemable as a whole or in part, at the option of
the Company at any time on or after                  , at a redemption price
equal to the greater of (i) 100% of the principal amount of such Debentures and
(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the
Treasury Rate plus    basis points, plus in each case accrued interest thereon
to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue

(expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Debentures or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     Except as described in the Prospectus under "Description of Debt
Securities -- Registered Global Securities," owners of beneficial interests in a Global Security will not be considered the Holders thereof and will not be entitled to receive physical delivery of Debentures in definitive form, and no Global Security will be exchangeable except for another Global Security of like denomination and terms to be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Securities Exchange Act of 1934, as amended. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement,
dated                , 1996, between the Company and the Underwriters (the
"Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Debentures set forth opposite its name below.

                                                                           PRINCIPAL
       UNDERWRITER                                                    AMOUNT OF DEBENTURES
       -----------                                                    --------------------
    Salomon Brothers Inc ...........................................       $
    Citicorp Securities, Inc. ......................................
    Smith Barney Inc. ..............................................
                                                                           -----------
              Total.................................................       $
                                                                           ===========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Debentures offered hereby if any of the Debentures are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price
less a concession not in excess of      % of the principal amount of the
Debentures. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of      % of the principal amount of the Debentures to
certain other dealers. After the initial public offering, the public offering price and such concession may be changed.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Debentures will not have an established trading market when issued. The Company has been advised by the Underwriters that they intend to make a market in the Debentures, but the Underwriters are not obligated to do so and may discontinue making a market in the Debentures at any time without notice. The Company currently has no intention to list the Debentures on any securities exchange, and there can be no assurance given as to the development or liquidity of a trading market for the Debentures.

     In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking activities with the Company and its affiliates. Citibank, N.A., an affiliate of Citicorp Securities, Inc. is trustee for the Debentures.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Debentures are being passed upon for the Company by J. Furman Lewis, Senior Vice President and General Counsel of Williams, the parent of the Company, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Mr. Lewis beneficially owns approximately 31,897 shares of Williams' Common Stock and also has exercisable options to purchase an additional 73,156 shares of Williams' Common Stock. Pursuant to their By-Laws, the Company and Williams are required to indemnify Mr. Lewis to the fullest extent permitted by Delaware law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of Williams. The Company, through Williams, also maintains directors' and officers' liability insurance under which Mr. Lewis is insured against certain expenses and liabilities. Skadden, Arps, Slate, Meagher & Flom has from time to time rendered legal advisory services to Williams and its affiliates.

NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
         PROSPECTUS SUPPLEMENT

The Company...........................  S-2
Recent Developments...................  S-8
Use of Proceeds.......................  S-9
Capitalization........................  S-9
Description of Debentures.............  S-10
Underwriting..........................  S-12
Legal Matters.........................  S-12

               PROSPECTUS

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Reports to Holders of Debt
  Securities..........................     2
The Company...........................     3
Recent Developments...................     3
Use of Proceeds.......................     4
Ratio of Earnings to Fixed Charges....     4
Selected Historical Consolidated
  Financial Data of the Company.......     5
Description of Debt Securities........     6
Limitations on Issuance of Bearer Debt
  Securities..........................    12
Plan of Distribution..................    13
Experts...............................    14
Legal Matters.........................    14



$200,000,000

WILLIAMS HOLDINGS OF
DELAWARE, INC.

    % SENIOR DEBENTURES DUE 2006



SALOMON BROTHERS INC

CITICORP SECURITIES, INC.

SMITH BARNEY INC.




PROSPECTUS SUPPLEMENT




DATED             , 1996